EXHIBIT 8.1

LIST OF SUBSIDIARIES

Name	Place of Incorporation	Percentage of Ownership
B Communications Ltd.	Israel	67.99%
Goldmind Media Ltd.	Israel	100%

Subsidiaries of B Communications Ltd.
Bezeq - The Israel Telecommunications Corp. Ltd. (TASE: BZEQ)	Israel	30.89%
B Communications (SP1) Ltd.	Israel	100%
B Communications (SP2) Ltd.	Israel	100%